Exhibit 3(ii), 4.2.1 By-Laws of the Company, as amended.


Amendment to the By-Laws of Republic Automotive Parts, Inc. adopted by the Board of Directors on September 14, 1995.


The By-Laws of Republic Automotive Parts, Inc. as heretofore amended have been amended as follows:


(1) Section 1 of Article III of the By-Laws of the Corporation is amended to delete the third and fourth sentences thereof and replace them with the following:

       The directors shall have the power from time to time, and at any time, when the stockholders as such are not assembled in a meeting, regular or special, to increase or decrease the minimum or maximum number of directors by an amendment to these By-Laws. If the number of directors be increased, whether by resolution of the Board of Directors or by amendment to these By-Laws, the additional directors may be elected by a majority of the directors in office at the time of the increase, or if not so elected prior to the next annual meeting of the stockholders, they shall be elected by the stockholders.


(2) Section 3 of Article III of the By-Laws of the Corporation is amended to delete the first sentence thereof and replace it with the following:

       The Board of Directors may, in its discretion, by the affirmative vote of a majority of the whole Board of Directors, appoint committees, including, without limitation, an Executive Committee, which shall have and may exercise such powers as shall be conferred or authorized by the resolutions appointing them or these By-Laws.


(3) Section 3 of Article III of the By-Laws of the Corporation is amended to add the following paragraph to the end thereof:

       Without limiting the foregoing, the Board of Directors has and shall have specific authority to appoint an Executive Committee which shall be authorized to exercise and shall be delegated and have all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, subject to such limitations on such powers as set forth in the General Corporation Law of Delaware, but expressly including among its powers and authority the power and authority to declare a dividend, to authorize the issuance of stock of the corporation and to adopt a certificate of ownership and merger pursuant to Section 253 of the General Corporation Law of Delaware.